 As filed with the Securities and Exchange Commission on January 10, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
December 23, 2004

TELE2 WILL APPEAL LOCAL TAX AUTHORITY’S DECISION REGARDING TELE2’S VALUATION OF SEC

New York and Stockholm – Tele2 AB, (“Tele2”), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that the local Swedish tax authority has repeated its decision to change Tele2’s taxation for the fiscal year 2001. Tele2 is still convinced the requested deduction will be approved and intends to appeal the decision to the County Administrative Court.

Håkan Zadler, CFO of Tele2 said; “A year ago, when the tax authority announced that it wanted to change Tele2’s taxation for the fiscal year 2001, we said that it was expected given the significant amount of money involved. However, we considered it strange that this judgment was made in reference to the absence of a real devaluation of SEC, despite the fact that an independent valuation obtained by Tele2 as well as valuations made by analysts in the financial market and others showed that the value of SEC in fact had declined.

Tele2 chose to ask for a review of the local tax authority’s decision in order for the same tax authority to explain the reasoning behind its decision. The local tax authority has now completed this. Nothing has emerged that would change our view, that we can meet the demands for proof which may be required in this matter. We are still convinced that the requested deduction will in the end be approved, and consequently we will appeal the decision to the County Administrative Court.”

Appendix: Press release from December 16, 2003 (page 3)

Tele2 is Europe’s leading and profitable alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 26 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. In 2003 we had operating revenue of SEK 36,911 million and reported a profit of SEK 5,710 million (EBITDA).

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CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

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Appendix: Press release from December 16, 2003:

TELE2 WILL APPEAL TAX DECISION

New York and Stockholm – Tele2 AB, (“Tele2”), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that the tax authorities review of Tele2’s financial accounts for 2001 has been finalized and the tax authorities want to change Tele2’s taxation.

Hakan Zadler, CFO of Tele2 said; “Summer/Autumn 2000 Tele2 acquired the remaining majority in the listed company SEC SA. The total acquisition value for the acquisition was SEK 23.4 bn. The SEC SA business idea was to resell fixed telephony in Continental Europe with price as the main competitive element, a business idea that no one so far had managed to make profitable. At the time of the acquisition SEC SA was in a build up phase with strong growth, which demanded large continuous capital to be added to the company.

During 2001 Tele2 initiated a new restructuring of the group to integrate the SEC SA operations. In relation to this there was an external valuation of SEC SA to ascertain the current market value. The operations in SEC SA were thereafter transferred for this value inside the group and SEC SA was liquidated. It was for this realized loss that Tele2 has claimed the allowance. Before the transaction was made Tele2 sought advice from two independent tax firms. The tax authority though claims that it is not proven that any reduction in value de facto has occurred and therefore dismisses this claim.

Summer/Autumn 2000 at the time of our acquisition companies with strong growth and potentially large future profits were highly valued by the market. By the end of 2001, which was the time of our valuation, the market focus had changed dramatically to instead demand existing cash flows instead of growth. The valuation of companies in general and in particular growth companies with unproven business models was falling sharply during this period. With hindsight we should of-course have waited with the acquisition SA if the development of the stock market would have been possible to foresee, however this is not the case.

We have earlier said that we were expecting the tax authorities to question the tax allowance because it is a significant amount. However, it is strange that this is in reference to the absence of a real devaluation, despite the fact that an independent valuation obtained by Tele2 as well as valuations made by analysts in the financial markets and others showed the opposite.

We are still convinced that we have fulfilled all the demands that can be possibly put upon the need for proof in this issue and that the requested deduction will in the end be approved. We will either ask for review of the authorities decision or appeal to the County Administrative Court. Since we expect that our request for deferment of the tax charge will be approved there will be no cash flow or P&L impact ”.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: January 10, 2005